UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

August 20, 2007
Date of earliest event reported

LOGIC Devices Incorporated
(Exact name of registrant as specified in its charter)

0-17187
Commission File Number

California	**94-2893789**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

395 West Java Drive, Sunnyvale, California 94089
(Address of principal executive offices)
(Zip Code)

(408) 542-5400
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On August 20, 2007, Ms. Kimiko Milheim returned to LOGIC Devices Incorporated as Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

LOGIC Devices Incorporated
(Registrant)

Date: August 22, 2007   By: /s/ William J. Volz
                                    William J. Volz
                                    President and Chief Executive Officer